Exhibit 99.1

Hafnia Limited – Notice of Change to Planned Date of Annual General Meeting

Singapore, 2 May 2024

The annual general meeting (“AGM”) of Hafnia Limited (“Hafnia”) is scheduled for 14 May 2024. This planned date is reflected in Hafnia’s financial calendar.

On 9 April 2024, the common shares of Hafnia commenced trading on the New York Stock Exchange (“NYSE”) while continuing to trade on the Oslo Stock Exchange (“OSE”). Following the completion of Hafnia’s dual listing, Hafnia’s process of sending notices of general meetings to the shareholders will include additional steps to ensure compliance with applicable disclosure and regulatory requirements, including those of both the NYSE and the OSE.

To ensure that Hafnia complies with all necessary notice requirements and that all shareholders, including those who rely on paper-based communication, can receive the notice of AGM in time to participate effectively, Hafnia has decided to change the planned date of the AGM.

The revised planned date for Hafnia’s AGM is 10 July 2024.

Hafnia’s financial calendar will be updated to reflect this change. The remainder of the 2024 financial calendar is unchanged. Further information about the AGM and formal notice of the AGM will be provided in due course.

For further information, please contact:

Mikael Skov

CEO Hafnia Limited

+65 8533 8900

* * *

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.